[First Charter Letterhead]
August 28, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William Friar, Esq.

RE:	First Charter Corporation Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-135847)
Dear Mr. Friar:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Charter Corporation (the “Registrant”) hereby requests acceleration of the effective date of Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-135847) so that it will be effective at 2:00 p.m. on August 30, 2006, or as soon as practicable thereafter. We initially filed the Registration Statement on Form S-4 (File No. 333-135847) on July 18, 2006 and we expect to file Amendment No. 1 on the morning of August 30, 2006.
Very truly yours,
/s/ Stephen J. Antal
Stephen J. Antal
Executive Vice President, General Counsel and
Corporate Secretary